[Goodrich Petroleum Corporation Letterhead]

August 24, 2005

VIA EDGAR AND FAX

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Attn:	Ms. Regina Balderas Division of Corporation Finance

Re:

Goodrich Petroleum Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 25, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Filed May 10, 2005

Response Letter Dated July 26, 2005

File No. 1-12719

Ladies and Gentlemen:

On behalf of Goodrich Petroleum Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 10, 2005 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2004 and Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005. For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

General Response to Comments 1 and 2:

We read Comment 1 of your August 10, 2005 letter as a request to provide the Staff with more detail in order to provide sufficient background to further evaluate the Company’s hedge disclosures. The technical detail of the matters requested in Comment 1 appears to go considerably beyond what we have reviewed in comparable disclosure in notes to financial statements. Given the nature of the requests, if hedging matters are to be discussed in more detail, we respectfully suggest that such additional discussion should be more appropriately included in MD&A rather than in the financial statements. While we continue to believe our historical financial statement disclosures concerning hedging accounting treatment are adequate, in our more detailed response to Comment 2 below, we have proposed MD&A disclosure to be included in our future reports that we believe should provide further understanding of our hedge positions and the related accounting consequences.

Securities and Exchange Commission

August 24, 2005

Our detailed responses to Comments 1 and 2 are provided below.

Comment 1:

Form 10-K for the Fiscal Year Ended December 31, 2004

Note B—Summary of Significant Accounting Policies, page 37

Derivative Instruments and Hedging Activities, page 38

1.	We have reviewed your response to prior comment one. Please address each of the following:

•	Please describe in more detail the structure of your commodity hedges such that it is clear how you determined, at inception, that the hedging relationships were expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedges.

Response:

As discussed in our response letter dated July 26, 2005, at the inception of each of our currently outstanding hedge transactions, we expected that the derivative would be highly effective in offsetting expected changes in cash flows from the item hedged based on the forward “strip prices” at the time of each hedge. We documented this expectation by tracking historic effectiveness correlations on our gas swaps that only failed to meet our effectiveness correlation threshold under SFAS 133 for the first time in the fourth quarter of 2004, as further explained below.

Currently we have only entered into oil and natural gas fixed price swap agreements whereby we pay or receive a settlement amount on a monthly basis based on the difference of the fixed price in the contract and the settlement price. The settlement price of our oil swaps is generally the average daily NYMEX price for the month and for gas is generally the average NYMEX price for the last three trading days of the month. In performing our effectiveness assessment, we have used 80% as the minimum threshold to indicate that the historical correlation between the derivative and the hedged item is “highly effective.” Specifically, we perform a historical correlation analysis by comparing the change in monthly settlement prices on our oil and gas derivatives with the change in physical daily indexed prices that we receive from the field purchasers for our oil and gas production designated for hedging. This historical correlation analysis is calculated using monthly trailing averages which extend for the same number of months “looking back” as we have outstanding hedges “looking forward” (generally, 12 to 18 months).

At December 31, 2004, the historical correlation between the derivative settlement prices on our gas hedges and the field prices received for our physical production, using a 12 month trailing average, fell to approximately 75%. This is largely due to the high gas price volatility

Securities and Exchange Commission

August 24, 2005

experienced that resulted in significant differences between the last three trading day average NYMEX price used in monthly settlement of the derivatives and the daily indexed prices that we receive for physical deliveries of the gas being hedged. Since this percentage fell below the minimum 80% threshold, we concluded that our gas hedges ceased to be highly effective for that quarter. The situation continued in First Quarter 2005, as the historical correlation analysis between the settlement prices and the field prices on our gas hedges, using a 12 month trailing average as of March 31, 2005, was approximately 60%. Thus, we continue to report all of our current gas hedges as not qualifying for treatment as cash flow hedges in our financial statements.

Notwithstanding the recent determination that our gas hedges are not highly effective for purposes of SFAS 133, the Company’s management continues to believe that its gas hedge strategy has been effective from a financial perspective in that it provides cash flow stability.

Comment 1 (continued):

•	Please clarify whether you exclude from your assessment of hedge effectiveness the changes in fair value attributable to changes in NYMEX quoted prices. Refer to paragraph 30 (a) of SFAS 133, as further discussed in paragraph 63 in Section 2 of Appendix A of SFAS 133.

Response:

Pursuant to paragraph 30 (a) of SFAS 133, we do not exclude from our assessment of hedge effectiveness the changes in fair value attributable to changes in NYMEX quoted prices as such changes in fair value are reflected in the settlement mechanism referenced in the response to the first bullet point of Comment 1 above.

Comment 1 (continued):

•	Please describe in more detail the underlying factors that caused your gas hedges to fall below your 80% minimum price correlation threshold for the first time during the quarter ended December 31, 2004 and again during the quarter ended March 31, 2005. In this regard, clearly explain to us the meaning of the statement, “Hedge ineffectiveness results from differences in the NYMEX contract terms and the physical location, grade and quality of [your] oil and gas production” included at page 48 of your Form 10-K.

Response:

The impact of gas price volatility on measuring the hedge effectiveness and our pricing mechanics are explained in our response to the first bullet point of Comment 1 above. In addition, changes in the basis differential, that is the difference in the indexed price received in the field for daily physical deliveries of the gas being hedged and the NYMEX price, and gas

Securities and Exchange Commission

August 24, 2005

grade and quality factors of our natural gas production impact the change in the prices we receive for our natural gas production, but do not have any effect on the change in the NYMEX prices that our hedge settlements are based on. As a result, changes in basis differentials and fluctuations in gas grade and quality of hedged gas quantities will impact the correlation analysis used in determining hedging effectiveness, though historically these have not been nearly as significant as the pricing differences caused by intra-month gas price volatility. Thus, we believe the quoted statement in our Form 10-K is correct.

Comment 1 (continued):

•	Please confirm, if true, that pursuant to paragraph 32 of SFAS 133 you discontinued prospectively the accounting specified in paragraphs 30 and 31 of SFAS 133 when you determined, during the quarters ended December 31, 2004 and March 31, 2005, that your gas hedges were no longer highly effective.

Response:

Pursuant to paragraph 32 of SFAS 133, we discontinued prospectively the accounting specified in paragraphs 30 and 31 of SFAS 133 when we determined, during the quarters ended December 31, 2004 and March 31, 2005, that our gas hedges were no longer highly effective.

Comment 2:

2.	We have reviewed your response to prior comment one. As previously requested, please expand your critical accounting policy and Management’s Discussion and Analysis discussion to provide sufficient information regarding the factors that directly impact the effectiveness of the type of derivatives that you currently hold to enable investors to ascertain the extent to which your reported financial information is indicative of your future results. Please expand your disclosures to more clearly discuss the potential volatility in earnings resulting from changes in the effectiveness of your hedges. Describe the underlying factors that contribute to those changes in fair value of the derivatives. We generally find that disclosures including both sensitivity analyses and discussions of historical experience are effective in meeting this MD&A objective. Please refer to the guidance in FRC Section 501.14 if you require further clarification.

Response:

As discussed in our response letter dated July 26, 2005, in the Fourth Quarter 2004 when our gas hedges were for the first time no longer deemed to be highly effective, we included

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August 24, 2005

disclosure in the MD&A of our 2004 Form 10-K indicating that such ineffectiveness, if it continued, could cause volatility in our future earnings. Additionally, although not part of MD&A, we also call the attention of the Staff to the sensitivity analysis in our 2004 Form 10-K indicating the impact that future increases or decreases in oil and gas prices could have on our oil and gas derivatives liability (see Item 7A. Quantitative and Qualitative Disclosures About Market Risk, “Commodity Hedging Activities,” on page 30 of our 2004 Form 10-K). In our future Form 10-K filings, we propose to enhance our MD&A disclosures by providing an expanded sensitivity analysis which will separately address the impact that future changes in oil and gas prices could have on our liabilities for gas derivatives (as presently ineffective) and oil derivatives (as presently effective) and by providing expanded disclosures of the factors that directly impact the effectiveness of the derivatives we currently hold.

While we continue to believe that this disclosure is adequate to advise investors of the impact of our hedges ceasing to be “highly effective” within the meaning of SFAS 133, in light of the Staff’s comments and inquiries, we propose a further expansion of the discussion of our derivative instruments and hedging activities under “Critical Accounting Policies and Estimates – Derivative Instruments” in MD&A, to include language substantially to the following effect:

“At the inception of each hedge, we document that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, includes an evaluation of the most recent historical correlation between the derivative and the item hedged. Currently our hedge agreements consist solely of oil and natural gas fixed price swap agreements whereby we pay or receive a settlement amount on a monthly basis based on the difference of the fixed price in the contract and the settlement price. The terms of our current hedge agreements are described in Note I to our consolidated financial statements. A hedge must be determined to be “highly effective” under accounting rules in order to qualify for hedge accounting treatment. We perform a historical correlation analysis at least every quarter to determine whether our oil and gas swaps are highly effective. In this analysis, we compare the change in monthly settlement prices on our oil and gas derivatives with the change in physical daily indexed prices that we receive from the field purchasers for our oil and gas production designated for hedging. Commencing with the fourth quarter of 2004, our analysis demonstrated that our natural gas swaps were not considered highly effective under SFAS 133. As a result they ceased to qualify for hedge accounting treatment and the changes in fair value of the hedge instrument are recognized in current earnings.

Price volatility within a measured month is the primary factor affecting our analysis of effectiveness of our natural gas and oil swaps. Volatility can reduce the correlation between the hedge settlement price and the price received for physical deliveries. Secondary factors contributing to changes in pricing differentials include changes in the basis differential, that is the difference in the locally indexed price received for daily physical deliveries of hedged quantities

Securities and Exchange Commission

August 24, 2005

and the index price used in hedge settlement, and changes in grade and quality factors of our hedged oil and natural gas production which would further impact the price received for physical deliveries.

Notwithstanding the recent determination that our natural gas price swaps are not deemed highly effective for purposes of applicable accounting rules, our management continues to believe that the Company’s oil and gas price hedge strategy has been effective in satisfying the Company’s financial objective of providing cash flow stability.”

We respectfully suggest that this clarifying disclosure regarding the more technical aspects of hedge accounting be included prospectively in future periodic reports.

Comment 3:

Engineering Comments

NOTE P—Supplemental Oil and Gas Reserve Information (Unaudited), page 55

3.	In our prior comment two, we asked that you reconcile to us the changes in your 2004 proved reserves. Our purpose here is your detailed explanation of the reasons for your reserve revisions and additions. Be advised that paragraph 11 of Financial Accounting Standard 69 requires various line item reconciliations for reserve figures and “appropriate explanation of significant changes.” Please explain to us the details of the changes to your 2004 proved reserves per our prior comment two. Depending on your response, we may have additional comments.

Response:

As discussed in our response letter dated July 26, 2005, Schedule I in Note P of our Fiscal Year 2004 Form 10-K includes a reconciliation of the changes in our proved oil and gas reserve volumes with all of the applicable reserve change categories which are specified in paragraph 11 of Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities (i.e., revisions, purchases of minerals in place, extensions and discoveries, production, and sales of minerals in place). We note that based on a review of filings of comparable companies, there is limited precedent of narrative explanations of significant reserve changes. The two most significant reserve change categories in the 2004 column of that schedule are “Revisions of previous estimates” and “Extensions, discoveries, and other additions.” In response to your request, we provide the following supplemental explanations for the 2004 changes in these two items:

Securities and Exchange Commission

August 24, 2005

•	Revisions of previous estimates were negative on an overall basis in 2004 and primarily related to the Company’s South Louisiana properties. The main reasons for this decrease were: (1) the premature depletion or decline in production from wells which had larger estimates of producible reserves at the previous reporting period, and (2) new and/or revised interpretations of technical data from recently drilled wells, updated production performance from existing and offset wells, and/or the results of enhanced 3-D seismic evaluations.

•	Extensions, discoveries, and other reserve additions were positive on an overall basis in 2004 and primarily related to the Company’s newly acquired properties in the Cotton Valley Trend of East Texas and North Louisiana. The main reason for this increase was the commencement of our Cotton Valley Drilling Program in First Quarter 2004 resulting in the booking of a substantial volume of both proved developed and proved undeveloped reserves. The initiation of our Cotton Valley Drilling Program in early 2004 was a major theme of our 2004 Form 10-K and was discussed extensively throughout the document, most prominently in Items 1 and 2. Business and Properties, “Cotton Valley Drilling Program,” beginning on page 4 of our 2004 Form 10-K.

To the extent that the Staff believes that it is appropriate for us to incorporate the detailed explanations summarized above into our periodic reports and in view of the limited precedents of MD&A-like narrative explanations of significant reserve changes, we respectfully request that you consider accepting these enhanced disclosures in our Fiscal Year 2005 Form 10-K together with corresponding disclosure on material differences arising between year end 2004 and 2005 reserves.

Comment 4:

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Financial Statements

Consolidated Statements of Operations, page 5

4.	We understand from your response to prior comment three that you now report unrealized hedging gains and losses as a component of “Other Income (Expense)” and will retroactively reclassify, for comparative purposes, the unrealized gain of $2,317,000 previously reported as a component of “Total revenues” during the year ended December 31, 2004. Please expand your disclosure to identify and explain this change in the components of the amounts reported in the line items in your consolidated statements of operations.

Securities and Exchange Commission

August 24, 2005

Response:

In our recently filed Form 10-Q for Second Quarter 2005, we added the following two new sentences in Note A, Basis of Presentation.

“Since the issuance of its Form 10-K for the year ended December 31, 2004, the Company has changed the presentation of its Statement of Operations by creating a new subtotal called Operating Income, defined as Revenues minus Operating Expenses, and adding a new section following Operating Income called Other Income (Expense). Included in Other Income (Expense) are interest expense, gain (loss) on derivatives not qualifying for hedge accounting, and gain (loss) on asset sales.”

We propose to incorporate substantially similar language in our Third Quarter 2005 Form 10-Q and our Fiscal Year 2005 Form 10-K.

Comment 5:

5.	We have reviewed your response to prior comment three. We note that under your current reporting method, you classify the unrealized gains and losses on your derivatives as a component of “Other Income (Expense)” and the realized gains and losses as a component of “Revenues.” Please revise your consolidated statements of operations such that the unrealized and realized gains and losses are not presented in separate components. Please refer to Section ll.K.2 of “Current Accounting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at:

http://www.sec.gov/divisions/corpfin/acctdisO3O4O5.htm.

Response:

In our recently filed Form 10-Q for Second Quarter 2005, we revised our Consolidated Statement of Operations to reflect both unrealized gains/losses and realized gains/losses on our ineffective gas hedges in the same line item called, “Gain (loss) on derivatives not qualifying for hedge accounting,” a component of Other Income (Expense). This revision was applied retroactively in this Form 10-Q to the amounts for the First Quarter 2005. We plan to follow the same presentation in our Third Quarter 2005 Form 10-Q and our Fiscal Year 2005 Form 10-K.

In light of the disclosures described in our responses to Comments 4 and 5 and the relatively immaterial amount of realized derivative losses included in oil and gas revenues in the First Quarter 2005 ($579,000), we respectfully suggest that it should not be necessary to amend the First Quarter 2005 Form 10-Q for the items described in Comment 4 and 5.

Should you have any questions or clarifications regarding our responses, please do not hesitate to contact the undersigned by telephone at 713-780-9494.

Very truly yours, D. Hughes Watler, Jr. Chief Financial Officer